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Exhibit

Exhibit Description

99.1 Announcement on 2026/10/05: To Amend the 6K filing on 2026/10/05, Exhibit 99.1: To Announce the Pricing for the 7th Unsecured Overseas Convertible Bonds

Exhibit 99.1

To Announce the Pricing for the 7th Unsecured Overseas Convertible Bonds

1. Date of occurrence of the event: 2026/10/05

2. Company name: United Microelectronics Corporation

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: Announcement on the completion of pricing related matters for the Issuance of 7th Unsecured Overseas Convertible Bonds

6. Countermeasures: NA

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):

In accordance with:

(1) FSC Letter No. Jin-Guan-Tseng-Fa-Tze-1150356180 dated October 2, 2026.

(2) Article 26 of Regulations Governing the Offering and Issuance of Overseas Securities by Issuers.

Announcements:

(1) Issue Amount, Denomination, Issue Price, Estimated Issue Date:

(i) Issue Amount: US$ 1.8 billion (consisting of US$ 900 million Tranche A Bonds and US$ 900 million Tranche B Bonds)

(ii) Denomination: US$200,000 or any integral multiples of US$100,000 in excess thereof at 100% of the Bonds’ par value.

(iii) Issue Price: 100% of par value

(iv) Issue Date: 2026/10/13

(2) Coupon Rate: 0% per annum

(3) Repayment Method and Term of Maturity:

(i) Repayment Method:

Tranche A Bonds: Unless the Bonds have been redeemed, repurchased and cancelled or converted, the Bonds will be redeemed in US dollars on the Maturity Date at the par value with a yield of -0.25% per annum, calculated on a semi-annual basis (the “Redemption Amount”).

Tranche B Bonds: Unless the Bonds have been redeemed, repurchased and cancelled or converted, the Bonds will be redeemed in US dollars on the Maturity Date at the par value with a yield of -1.35% per annum, calculated on a semi-annual basis (the “Redemption Amount”).

The Redemption Amount of Bonds will be converted into NT dollars based on the Fixed Exchange Rate, and this fixed NT dollar amount will be converted using the then prevailing exchange rate on the Maturity Date (with reference to the fixing rate at 11:00 am, expressed as the number of NT dollars per one US dollar, quoted by Taipei Forex Inc.) for payment in US dollars.

The “Fixed Exchange Rate” is US$ 1.00=NT$ 31.753.

(ii) Term of Maturity:

2031/10/13, the 5th anniversary from the Issue Date for Tranche A Bonds

2028/04/13, the 18-month anniversary from the Issue Date for Tranche B Bonds

(4) Collateral: None

(5) Conversion:

(i) Converted Securities: The newly-issued common shares of the Company (“Common Shares”)

(ii) Conversion Period:

Unless previously redeemed, repurchased and cancelled, or during the Closed Period (as defined below), the Bonds may be converted into the newly-issued Common Shares at any time starting from the day after three (3) months of the Issue Date (exclusive) to (1) the date falling ten (10) days prior to the Maturity Date or (2) the 5th business day prior to the repurchase date applicable to the exercise of put right by the holders of the Bonds (“Bondholders”) or the date fixed for early redemption (other than the Maturity Date) of the Bonds by the Company, at the Bondholder's request in accordance with relevant laws and regulations and the applicable Indenture.

Under current ROC laws and regulations, the Closed Period, during which the conversion right may not be exercised, is defined as follows:

A. Any period during which under the laws of the ROC or the rules of TWSE the Company must close its shareholders’ register, which excludes the closed period for the annual general meeting or the extraordinary general meeting of the Company.

B. In the event of free distribution of shares, distribution of cash dividends or capital increase by cash, the period commences on the 15th business day prior to the date of any closure of the Company's shareholders’ register and ends on the applicable record date for determination of shareholders entitled to receive dividends or subscribe for new shares.

C. In the event of capital reduction of the Company, the period starts from the record date for capital reduction to one day prior to the first trading day of the shares reissued after the capital reduction.

D. In the event of change of par value of the common shares of the Company, the period starts from the commencement of the suspension of the conversion in respect of the change of par value of the common shares to the day immediately preceding the date on which the reissued common shares resume trading after such change of par value of the common shares. The commencement date of the suspension of conversions due to the par value change refers to the business day immediately preceding the date on which the Issuer applies to the competent authority for the registration of such change. The Company shall also make a public announcement of the suspension period at least four (4) business days prior to the commencement date.

E. Other period for Issuer's shareholders’ register closure pursuant to the ROC laws and regulations or the regulations and rules of the TWSE.

If there is any amendment in the future with respect to the relevant laws and regulations on the Closed Period, the then current laws and regulations shall apply.

(iii) Conversion Price:

Tranche A Bonds: The initial Conversion Price is NT$202.06 per share which has been determined at 132.5% of the closing price of NT$152.50 per share of the Company’s Common Shares on the TWSE on 2026/10/05, being the pricing date.

Tranche A Bonds: The initial Conversion Price is NT$179.19 per share which has been determined at 117.5% of the closing price of NT$152.50 per share of the Company’s Common Shares on the TWSE on 2026/10/05, being the pricing date.

(iv) Adjustment of the Conversion Price: After the issuance of the Bonds, the Conversion Price shall be adjusted in accordance with the anti-dilution formula set forth in the applicable Indenture.

(v) Repurchase at the Option of the Bondholders:

The Bondholders shall not request the Company to repurchase the Bonds in whole or in part prior to the Maturity Date except in the following circumstances:

(a) In respect of Tranche A Bonds only, unless the Bonds have been redeemed, repurchased and cancelled or converted, the Bondholders may have the right to require the Company to repurchase the Bonds, in whole or in part, on October 13, 2027 and October 13, 2029, being the first and third anniversary from the Issue Date at an amount calculated based on the par value of the Bonds with a yield of -0.25% per annum, calculated on a semi-annual basis (the “Early Redemption Amount”).

(b) In the event that the Company’s common shares cease to be listed on the Taiwan Stock Exchange (“TWSE”), each Bondholder may require the Company to repurchase the Bonds, in whole or in part, at the Early Redemption Amount.

(c) Upon the occurrence of a Change of Control as defined in the applicable Indenture, each Bondholder may require the Company to repurchase the Bonds, in whole or in part, at the Early Redemption Amount.

The Bondholder shall exercise its right to require the Company to repurchase its Bonds and the Company shall handle such repurchase in accordance with the procedure provided in the applicable Indenture. The payment of the Early Redemption Amount will be made by the Company in cash on the payment date pursuant to the applicable Indenture.

The Early Redemption Amount of Bonds referred to above will be converted into NT dollars based on the Fixed Exchange Rate, and this fixed NT dollar amount will be converted using the then prevailing exchange rate on the repurchase date (with reference to the fixing rate at 11:00 am, expressed as the number of NT dollars per one US dollar, quoted by Taipei Forex Inc.) for payment in US dollars.

(vi) Redemption at the Option of the Company:

Except for the circumstances set forth below, the Company shall not be entitled, at any time prior to the Maturity Date and during the term of the Bonds, to redeem all or any part of the Bonds:

(a) In respect of Tranche A Bonds only, after the third anniversary of the Issue Date, and ending prior to the Maturity Date, the Company may redeem the outstanding Bonds in whole or in part, at the Early Redemption Amount (as defined below) if the closing price of the Company’s common shares on the TWSE for 20 out of the 30 consecutive trading days (in the event of ex-rights or ex-dividends, the closing price on each applicable trading day during the period from the ex-rights or ex-dividends trading day to the ex-rights or ex-dividends record date, as the case may be, shall be adjusted to the price before giving effect to the ex-rights or ex-dividends) reaches 130% or more of the quotient of the Early Redemption Amount (as defined below) divided by the par value of the Bonds and then multiplied by the then Conversion Price.

(b) In respect of Tranche B Bonds only, after the first anniversary of the Issue Date, and ending prior to the Maturity Date, the Company may redeem the outstanding Bonds in whole or in part, at the Early Redemption Amount (as defined below) if the closing price of the Company’s common shares on the TWSE for 20 out of the 30 consecutive trading days (in the event of ex-rights or ex-dividends, the closing price on each applicable trading day during the period from the ex-rights or ex-dividends trading day to the ex-rights or ex-dividends record date, as the case may be, shall be adjusted to the price before giving effect to the ex-rights or ex-dividends) reaches 130% or more of the quotient of the Early Redemption Amount (as defined below) divided by the par value of the Bonds and then multiplied by the then Conversion Price.

(c) The Company may redeem all of the outstanding Bonds at the Early Redemption Amount in the event that more than 90% of the Bonds issued have been previously redeemed, converted, repurchased and cancelled.

(d) The Company may redeem all of the outstanding Bonds at the Early Redemption Amount in the event of amendment to ROC taxation laws resulting in an increase in tax obligation, the necessity to pay additional interest expense, or additional costs to the Company after the Issue Date. Notwithstanding the foregoing, if the Company has given a redemption notice for taxation reasons in accordance with the above sentence and if the outstanding principal amount of the Bonds at the time when such redemption notice is given is greater than 10% of the aggregate principal amount of the Bonds as of the Issue Date, each Bondholder will have the right to elect whether to participate in such redemption. Bondholders who elect not to have their Bonds redeemed will not be entitled to any additional amounts or reimbursement of additional tax, expenses or costs.

If the Company exercises its right of early redemption, it shall do so in accordance with the redemption procedures set forth in the applicable Indenture and shall redeem the Bonds in cash on the redemption date specified therein.

“Early Redemption Amount” means:

Tranche A Bonds: the par value of the Bonds with a yield of -0.25% per annum, calculated on a semi-annual basis;

Tranche B Bonds: the par value of the Bonds with a yield of -1.35% per annum, calculated on a semi-annual basis.

The Early Redemption Amount of Bonds referred to above will be converted into NT dollars based on the Fixed Exchange Rate, and this fixed NT dollar amount will be converted using the then prevailing exchange rate on the redemption date (with reference to the fixing rate at 11:00 am, expressed as the number of NT dollars per one US dollar, quoted by Taipei Forex Inc.) for payment in US dollars.

(6) Trading Market: Singapore Exchange

(7) Specific Amount of the Bonds to be Subscribed to by the Designated Party: None

(8) Use of Proceeds and Estimated Benefits: For the purchase of machinery and equipment and construction of plant facilities.

(9) Impact to Shareholders’ equity: If all the Bonds are fully converted into Common Shares at the initial conversion price, the share dilution effect on original shareholders’ equity will be approximately 2.34%. The effect of equity dilution ratio is limited.